

April 20, 2012

<u>Via E-mail</u>
Timothy P. Walbert
Chairman, President and Chief Executive Officer
Horizon Pharma, Inc.
520 Lake Cook Road
Suite 520
Deerfield, IL 60015

    Re: **Horizon Pharma, Inc.**
                 Registration Statement on Form S-1
                 Filed: April 10, 2012
                 File No. 333-180650

Dear Mr. Walbert:

We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>FORM S-1</u>

<u>Signatures</u>

1. Please designate which signatory is signing as your principal accounting officer or controller. If an officer is signing in more than one capacity, such as principal financial officer and controller, then you should indicate that the officer is signing in both capacities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Nandini Acharya at (202) 551-3495 or me with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: Via E-mail
        Lynda Kay Chandler, Esq.
        Sean M. Clayton, Esq.
        Cooley LLP
        4401 Eastgate Mall
        San Diego, CA 92121